Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Closing of Offer of ADSs and Ordinary Shares and Completion of

Repurchase of Ordinary Shares from Crown

MACAU, Monday, May 15, 2017 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announces the closing of an offering of 27,769,248 American depositary shares, each representing three of our ordinary shares (“ADSs”), and 81,995,799 ordinary shares and the completion of the Company’s repurchase of an equivalent amount of 165,303,544 ordinary shares from Crown Asia Investments Pty Ltd (“Crown Asia” and such repurchase, the “Repurchase Transaction”). As a result of the Repurchase Transaction, Crown Asia is no longer a shareholder of our Company and Mr. Robert Rankin has resigned as a director of our Company.

Deutsche Bank Securities, UBS Investment Bank and Morgan Stanley acted as the underwriters for the underwritten offering.

The offering of ADSs and ordinary shares were made pursuant to an effective shelf registration statement and only by means of a prospectus supplement and the accompanying prospectus, copies of which may be obtained by sending a request to: Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, via telephone at 800-503-4611 or via e-mail: prospectus.cpdg@db.com; UBS Securities LLC, Attention: Prospectus Department, 25th Floor, 1285 Avenue of the Americas, New York, New York 10019, or by calling (888) 827-7275; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone: 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

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Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For media enquiry, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com